UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on September 12, 2023: EuroDry Ltd. Announces Agreement to Acquire Three Eco Ultramax Bulkers.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of EuroDry, commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-273254) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2023 and the Company’s Registration Statement on Form F-3 (File No. 333-273258) filed with the Commission on July 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: September 12, 2023	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd. Announces Agreement to Acquire Three Eco Ultramax Bulkers

Athens, Greece – September 12, 2023 – EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today that it has agreed to acquire three Ultramax bulkers, M/V Giants Causeway, a 63,197 dwt drybulk vessel built in 2015, M/V Sadlers Wells, a 63,153 dwt drybulk vessel built in 2015 and M/V Gallileo, a 63,177 dwt drybulk vessel built in 2014, for a total price of about $65 million. The vessels are expected to be delivered to the Company during October and November 2023. The acquisitions will be financed by the Company’s own funds and bank debt.

Aristides Pittas, Chairman and CEO of EuroDry, commented:

“We are pleased to announce the acquisition of three Eco Ultramax drybulk vessels, all built during 2014 and 2015. The vessels are sisterships of our own M/V Alexandros P which was built at the same shipyard in 2017. This acquisition further expands our modern fleet cluster at a time when we believe that the market fundamentals, especially the low orderbook, are very supportive of a healthy market over the next two to three years. While demand side -geopolitical and economic- uncertainties remain, we believe that the risks are tilted to the upside and the present level of the market presents a great opportunity to expand our fleet with high quality units of known design. We expect these vessels to make significant contributions to our EBITDA.”

Fleet Profile:

Assuming the delivery of the three Eco Ultramax drybulk vessels described above, the EuroDry Ltd. fleet profile would be as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Mar-25	Hire 105.5% of the Average Baltic Kamsarmax P5TC(**) index
XENIA	Kamsarmax	82,000	2016	TC until Mar-24	Hire 105.5% of the Average Baltic Kamsarmax P5TC (**) index
ALEXANDROS P.	Ultramax	63,500	2017	TC until Oct-23	$19,500
CHRISTOS K (ex - GIANTS CAUSEWAY)	Ultramax	63,197	2015	To be arranged
YANNIS PITTAS (ex – GALLILEO)	Ultramax	63,177	2014	TC until Dec-23	$12,500
MARIA (ex - SADLERS WELLS)	Ultramax	63,153	2015	To be arranged
GOOD HEART	Ultramax	62,996	2014	TC until Nov-23	$11,900
MOLYVOS LUCK	Supramax	57,924	2014	TC until Oct-23	$8,000
EIRINI P	Panamax	76,466	2004	TC until Oct-23	$15,750
SANTA CRUZ	Panamax	76,440	2005	In ballast
STARLIGHT	Panamax	75,845	2004	TC until Sep-23	$9,000
TASOS	Panamax	75,100	2000	TC until Dec-23	$8,000
BLESSED LUCK	Panamax	76,704	2004	TC until Jan-24	$15,800
Total Dry Bulk Vessels	13	918,502

Note:

(*)

Represents the earliest redelivery date

(**)

The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd. into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

After the delivery of the three vessels, the Company would have a fleet of 13 vessels, including 2 Kamsarmax drybulk, 5 Panamax drybulk carriers, 5 Ultramax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 13 drybulk carriers have a total cargo capacity of 918,502 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com

SK 29870 0001 10813099

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